Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Six Months Ended June 30, 2014
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$37,066
Fixed charges	45,799
Capitalized interest	(1,503)
Distributions of earnings from unconsolidated affiliates	1,216
Total earnings	$82,578

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$41,390
Amortization of deferred financing costs	1,451
Financing obligations interest income	(266)
Capitalized interest	1,503
Interest component of rental expense	1,721
Total fixed charges	45,799
Preferred Unit distributions	1,254
Total fixed charges and Preferred Unit distributions	$47,053

Ratio of earnings to fixed charges	1.80
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.75